Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31,	2014	2013	2012	2011	2010
Millions
Earnings are defined:
Pretax Income Before Non-Controlling Interest	$162.2	$133.3	$135.0	$129.2	$119.1
Add: Fixed Charges	62.5	56.7	51.2	47.6	43.4
Less: Non-Controlling Interest (a)	0.7	—	—	—	—
Undistributed Income from Less than 50 percent Owned Equity Investment	2.6	4.1	3.8	3.8	3.4
Earnings as defined:	$221.4	$185.9	$182.4	$173.0	$159.1

Fixed Charges:
Interest on Long-Term Debt	$55.6	$50.9	$47.0	$43.1	$39.7
Other Interest Charges	2.0	1.2	0.4	1.6	1.0
Interest Component of All Rentals (b)	4.9	4.6	3.8	2.9	2.7
Total Fixed Charges	$62.5	$56.7	$51.2	$47.6	$43.4
Ratio of Earnings to Fixed Charges	3.54	3.28	3.56	3.63	3.67

(a)	Pretax income of subsidiaries that have not incurred fixed charges.

(b)	Represents interest portion of rents estimated at 33 1/3 percent.